                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                                 NESTOR, INC.

                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE

                        (Title of Class of Securities)

                                   64107410

                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  See Item 5

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 64107410                                        Page 2 of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


  Reliance Financial Services Corporation
  IRS Employer's Identification No.: 51-0113548

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                            (b) / /



3  SEC USE ONLY



4  SOURCE OF FUNDS*

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware





                   7 SOLE VOTING POWER

                        872,708
  NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        872,708

                  10 SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     872,708


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9%


14 TYPE OF REPORTING PERSON*

          HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.



ITEM 1. Security and Issuer.

This statement relates to the Common Stock, $.01 par value per share (the "Security"), of Nestor, Inc. (the "Issuer"), whose principal offices are located at One Richmond Square -19th Floor, Providence, Rhode Island 02906. In accordance with Section 101 of Regulation S-T, this statement restates the Schedule 13D and all amendments thereto filed by Reliance Financial Services Corporation, a Delaware corporation ("Reliance Financial"), in respect of the Security prior to the date hereof.


ITEM 2. Identity and Background.

This statement is filed by Reliance Financial. Reliance Financial owns all of the common stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 45% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055.

The names, addresses and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United
State citizens, are as follows:

Name and Business Address                    Position with Reliance
- ---------------------------------            Financial and Principal
                                             Occupation
                                             ---------------------------

Saul P. Steinberg                            Chairman of the Board, Chief
Reliance Group Holdings, Inc.                Executive Officer
Park Avenue Plaza                            and Director,
New York, New York 10055                     Reliance Financial and RGH



Robert M. Steinberg                          President, Chief
Reliance Group Holdings, Inc.                Operating Officer and
Park Avenue Plaza                            Director, Reliance
New York, New York 10055                     Financial and RGH;

                                             Chairman of
                                             the Board and Chief
                                             Executive
                                             Officer, RIC

George E. Bello                              Executive Vice
Reliance Group Holdings, Inc.                President,
Park Avenue Plaza                            Controller and
New York, New York 10055                     Director,
                                             Reliance Financial
                                             and RGH


Lowell C. Freiberg                           Senior Vice
Reliance Group Holdings, Inc.                President, Chief
Park Avenue Plaza                            Financial Officer and
New York, New York 10055                     Director,
                                             Reliance Financial
                                             and RGH


Henry A. Lambert                             Senior Vice
Reliance Group Holdings, Inc.                President--Real
Park Avenue Plaza                            and Estate Investments
New York, New York 10055                     and Operations, Reliance
                                             Financial and RGH;
                                             President and Chief
                                             Executive Officer,
                                             Reliance Development
                                             Group, Inc.

Dennis J. O'Leary                            Senior Vice President--
Reliance Group Holdings, Inc.                Taxes, Reliance Financial
Park Avenue Plaza                            and RGH
New York, New York 10055


Philip S. Sherman                            Senior Vice President--Group
Reliance Group Holdings, Inc.                Controller, Reliance Financial
Park Avenue Plaza                            and RGH
New York, New York 10055

Bruce L. Sokoloff                            Senior Vice President--
Reliance Group Holdings, Inc.                Administration, Reliance
Park Avenue Plaza                            Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.                    Senior Vice President, General
Reliance Group Holdings, Inc.                Counsel and Corporate
Park Avenue Plaza                            Secretary, Reliance Financial
New York, New York 10055                     and RGH

James E. Yacobucci                           Senior Vice President--

Reliance Insurance Company                   Investments and Director,
Park Avenue Plaza                            Reliance Financial, RGH
New York, New York 10055                     and RIC

George R. Baker                              Director, Reliance
WMS Industries                               Financial
3401 North California Avenue                 and RGH; Corporate
Chicago, Illinois 60618                      Director/Advisor various
                                             business enterprises

Dennis A. Busti                              Director, Reliance Financial
Reliance National                            and RGH; President and
Risk Specialists, Inc.                       Chief Executive Officer,
77 Water Street                              Reliance National Risk
New York, New York 10005                     Specialists, Inc.



Dr. Thomas P. Gerrity                        Director, Reliance Financial
The Wharton School                           and RGH; Dean, the Wharton
University of Pennsylvania                   School of the University of
Steinberg Hall- Dietrich Hall                Pennsylvania
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                             Director, Reliance Financial
Jewell Jackson McCabe                        and RGH; President,
Associates                                   Jewell Jackson McCabe Associates
50 Rockefeller Plaza
Suite 46
New York, New York 10020

Irving Schneider                             Director, Reliance Financial
Helmsley-Spear, Inc.                         and RGH; Executive Vice
60 East 42nd Street                          President, Helmsley-Spear, Inc.
New York, New York 10165

Bernard L. Schwartz                          Director, Reliance Financial
Loral Space & Communications Ltd.            and RGH; Chairman of the Board,
600 Third Avenue                             Chief Executive Officer, Loral
New York, New York 10016                     Space & Communications Ltd.;
                                             Chairman of the Board, Chief
                                             Executive Officer, Globalstar

Richard E. Snyder                            Director, Reliance Financial
c/o Golden Books Family                      and RGH; Chairman & C.E.O. of
Entertainment, Inc.                          Golden Books Family
850 Third Avenue                             Entertainment, Inc.
New York, New York 10022

  Thomas J. Stanton, Jr.             Director, Reliance Financial
  240 South Mountain Avenue          and RGH; Chairman Emeritus of
  Montclair, New Jersey 07042        National Westminster Bank NJ


  Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

  On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended, and Rules 13a-1 and 13a-3 thereunder.


  ITEM 3.  Source and Amount of Funds or Other Consideration.

  Not Applicable


  ITEM 4.  Purpose of Transaction.

   The Securities are held for investment as part of the general investment portfolio of RIC. Subject to availability and price and subject to applicable laws and regulations, RIC may increase its holdings of Securities or dispose of all or a portion of such Securities on terms and at prices determined by it.


   ITEM 5. Interest in Securities of the Issuer.

   According to the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 1996, the number of shares of the Security outstanding has increased to 8,041,286 shares. As a result, the 872,708 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 10.9% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

 To the best knowledge of Reliance Financial, none of the persons named in Item 2 hereof beneficially owns or has the right to acquire more than an aggregate of 5,000 shares of the Security. Neither Reliance Financial, nor to Reliance Financial's knowledge, any of the persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.


 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None


 ITEM 7.   Material to Be Filed as Exhibits.

 None

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:   May 31, 1996


                               RELIANCE FINANCIAL SERVICES CORPORATION


                               By: /s/ James E. Yacobucci
                                  -----------------------------------
                                       James E. Yacobucci
                                  Senior Vice President - Investments